UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Genomica Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   37243Q 10 1
                                 (CUSIP Number)

                                October 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37243Q 10 1                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Perry Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       3,085,700
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          NONE
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,085,700
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       NONE
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,085,700
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 37243Q 10 1                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard C. Perry
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       3,085,700 (all shares beneficially owned by Perry Corp.)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          NONE
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,085,700 (all shares beneficially owned by Perry Corp.)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       NONE
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,085,700
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 37243Q 10 1                 13G
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Perry Partners International Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       2,271,570
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          NONE
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,271,570
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       NONE
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,271,570
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a).  NAME OF ISSUER:

            Genomica Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1745 38th Street
            Boulder, Colorado 80301

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Perry Corp., a New York corporation, Richard C. Perry, and Perry Partners International Inc., a British Virgin Islands corporation. Perry Corp. is a private investment firm, Richard C. Perry is the President and sole stockholder of Perry Corp., and Perry Partners International Inc. is a private investment fund managed by Perry Corp. Their agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

            This statement relates to shares held for the accounts of two or more private investment funds (including Perry Partners International Inc.) for which Perry Corp. acts as general partner and/or investment adviser.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            599 Lexington Avenue
            New York, NY  10022

ITEM 2(c).  CITIZENSHIP:

            Perry Corp. is a New York corporation, Richard C. Perry is a citizen of the United States, and Perry Partners International Inc. is a British Virgin Islands corporation.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value

ITEM 2(e).  CUSIP NUMBER:

            37243Q 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

            Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and Richard C. Perry is a control person of Perry Corp.

ITEM 4.     OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  3,085,700 shares

            (b)   PERCENT OF CLASS:

                  13.4%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:

                        3,085,700 shares

                  (ii)  Shared power to vote or to direct the vote:

                        NONE

                  (iii) Sole power to dispose or to direct the disposition of:

                        3,085,700 shares

                  (iv)  Shared power to dispose or to direct the disposition of:

                        NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: |_|

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            The limited partners of (or investors in) each of two or more private investment funds (including Perry Partners International Inc.) for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Exhibit B

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PERRY CORP.

Dated: November 9, 2001
       New York, New York                By:      /s/ Richard C. Perry
                                             -----------------------------------
                                             Name:  Richard C. Perry
                                             Title: President

Dated: November 9, 2001
       New York, New York                         /s/ Richard C. Perry
                                         ---------------------------------------
                                             Richard C. Perry


                                         PERRY PARTNERS INTERNATIONAL, INC.,
                                         By: Perry Corp., its Investment Manager

Dated: November 9, 2001
       New York, New York                By:      /s/ Richard C. Perry
                                             -----------------------------------
                                             Name:  Richard C. Perry
                                             Title: President

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Genomica Corporation and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY CORP.

Dated:  November 9, 2001
        New York, New York              By:      /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President

Dated:  November 9, 2001
        New York, New York                       /s/ Richard C. Perry
                                        ----------------------------------------
                                           Richard C. Perry


                                        PERRY PARTNERS INTERNATIONAL, INC.,
                                        By: Perry Corp., its Investment Manager

Dated:  November 9, 2001
        New York, New York              By:      /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President

                                                                       EXHIBIT B

                                     ITEM 7

            Perry Corp. is the relevant entity for which Richard C. Perry may be considered a control person.

            Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.